Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, WI 53204

April 5, 2023

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:

Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 51 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 22, 2023, with respect to the Registration Statement and the Trust’s proposed new series, the Clouty Tune ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General

1.	With respect to the Fund’s name, we are aware that Clouty.IO maintains a variety of indices designed to turn real-time music data into tradable indices. Clouty also maintains an active presence on various social media platforms. Please tell us the relationship between the Adviser and Clouty. If no relationship exists, please remove the reference to Clouty in the Fund’s name.

Response: Clouty, Inc. (“Clouty”) is the owner of the website Clouty.io. Clouty developed the concept for the Fund and presented it to the Adviser as a potential investment strategy to be offered in an exchange-traded fund format. Clouty serves as the economic sponsor of the Fund pursuant to an ETF Platform Support Agreement among Clouty, the Adviser (Toroso Investments, LLC), and Tidal ETF Services LLC. To highlight Clouty’s role as economic sponsor of the Fund, Clouty is included in the Fund’s name. Further, as noted below, Clouty is identified in the Prospectus as the Fund’s sponsor.

2.	We note that the Fund does not have an 80% policy with respect to the music industry. In light of the Fund’s strategy, please explain why the word “Tune” in its name is not deceptive or misleading.

Response: The Trust respectfully disagrees that the term “tune” in the Fund’s name suggests investments only the music industry. The word tune has multiple uses. For example, one “tunes in” to talk show radio broadcasts, television shows, streaming movies, etc. As a result, as noted in the Prospectus, Part 1 of the Index construction focuses on companies in the music, media, and entertainment businesses.

In addition, the Prospectus has been revised to include the following 80% policy:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in companies in the music, media, and entertainment industries. The Fund’s “80%” policy is non-fundamental and can be changed without shareholder approval. However, Fund shareholders would be given at least 60 days’ notice prior to any such change.

Fees and Expenses of the Fund

3.	Please supplementally provide the Staff with a Fee Table pre-effectively. In addition, please tell us in correspondence how the Trust estimated Other Expenses and determined it was a reasonable estimate of the expenses for the current fiscal year.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

Principal Investment Strategies

4.	With regard to the Index, please clarify who developed the Index. In correspondence, please inform us about the diligence that the Adviser did on the Index and the index developer.

Response: The Index is based on a proprietary rules-based methodology created by Clouty. Solactive AG (“Solactive”) creates the Index universe and determines the Index components using the fully rules-based approach set forth in the Index methodology. The Index universe is comprised of financial instruments which meet the Index universe requirements, and the composition of the index includes 50 companies meeting the Index component requirements (the 40 largest companies under the Part 1 construction, and the 10 most correlated companies under the Part 2 construction). Neither Clouty nor Solactive may make any discretionary decisions in selecting the Index universe or Index components. As noted below, the Adviser has a long-standing relationship with Solactive wherein the Adviser contracts with Solactive to receive index data for other Solactive indices and conducts due diligence of Solactive.

The Trust further responds by noting that the Prospectus has been revised to include disclosure substantially similar to the following:

“The Index is owned, calculated, administered, and published by Solactive, and it serves as the Index’s administrator under the European Union Regulation 2016/1011 (the “BMR”). The name “Solactive” is trademarked. The determination of the Index’s initial universe and the determination of the Index’s component securities are fully rules-based, and neither Clouty nor Solactive may make any discretionary decisions. Solactive is a licensor of the Index to Adviser. The Adviser has contracted with Solactive to receive Index data, and determine the composition of the Index, including but not limited to the names of the constituents. The Adviser has an existing relationship with Solactive wherein the Adviser contracts with Solactive to receive index data for other Solactive indices and conducts due diligence of Solactive.”

5.	With regard to Part 1 of the Index’s construction process:

a.	please clarify the meaning of the phrase “as being engaged,” such as by listing relevant financial thresholds (e.g., revenues, income, etc.); and

b.	briefly explain what measure will be used to determine whether a company is identified as one of the “largest” forty companies.

Response:

a.	The Prospectus has been revised to clarify the foregoing phrase. In essence, the phrase indicates that the companies conduct business activities within one or more of the relevant industries (music, media, or entertainment).

b.	The Prospectus has been revised to clarify the measurement is based on market capitalization.

6.	Supplementally, please provide the Index methodology white paper and a model portfolio showing the top 20 holdings, their Index weight, country, industry, market cap, and primary listing exchange.

Response: The requested information was sent to the Staff by email on April 5, 2023.

7.	With regard to Part 2 of the Index’s construction process:

a.	Explain what degree of correlation is necessary, and why it is appropriate to include these companies in the Index (for purposes of Rule 35d-1) if not tied to the above industries (identified in Part 1).

b.	How does the Index ensure that correlations don’t drift over time?

c.	Please clarify the types of companies in which the Fund will invest based on this methodology.

d.	Clarify how the Index selects the 10 companies for this portion of the Index construction process.

e.	Clarify the following sentence: “The analysis also considers variations in data results, like seasonal variations, and cyclical fluctuations (e.g., periodic but not seasonal).”

Response:

a.	The Index does not include a pre-determined cutoff with respect to a level of correlation. Rather, the Index methodology determines the ten most correlated companies. The inclusion of Part 2 of the Index’s methodology enables the Fund to invest in companies whose stock performance statistically correlate highly with music industry revenue even though they not directly involved in or traditionally classified as being in the music industry. In essence, this component of the Index enables the Fund to invest in companies whose stock performance most closely reflect the overall health of the music industry.

The Trust notes that the inclusion of Part 2 of the Index (limited to 20% of the Fund) does not prevent the Fund from complying with the Fund’s 80% policy (set forth in response to Comment 2) and that the tight correlation of these companies to the music industry does not make the Fund’s name misleading.

b.	The Index is rebalanced semi-annually. During each rebalance, correlation data is recalculated and specifically looks back over the past 180-day period. As a result, at the start of each 6-month period, the Fund will invest in stocks of the ten companies that are then the most correlated with the music industry revenue.

c.	By definition, the types of companies selected by Part 2 of the Index’s construction are not constrained to a particular industry. Instead, the companies which are selected are mathematically and statistically tied to the music industry. For example, automotive companies are increasingly a platform for music and media, and based on the Index’s statistical calculations, some automotive companies’ stock movements correlated closely with the music industry.

d.	As described, the process is fully-rules based, and relies on statistical analysis.

e.	The Prospectus has been revised to clarify the referenced sentence.

Principal Investment Risks

8.	In connection with Sector Risk disclosure, to the extent that licensing rights and intellectual property-related issues present material risks to the types of companies in which the Fund will invest, consider the need for more tailored disclosures.

Response: The Sector Risk disclosure has been bolstered to include more tailored disclosures.

9.	For Third Party Data Risk disclosure, please tell us in correspondence the third-party data provider that the Index relies on.

Response: The Index uses data from P-MRC Data.

10.	Please supplementally inform us the name of the Fund sponsor.

Response: As noted in response to Comment 1, Clouty, Inc. is the Fund’s sponsor. Further, as noted above, Clouty will be identified in the Prospectus as the Fund’s sponsor.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7676 #731 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC

Clouty Tune ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%

(1)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66	$208